August 30, 2017

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:        Suzanne Hayes

RE:    Kite Pharma, Inc.

           Form 10-K for the Fiscal Year Ended December 31, 2016

           Filed February 28, 2017

           File No. 001-36508

Dear Ms. Hayes:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 2, 2017 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the Commission on February 28, 2017 (the “Form 10-K”), of Kite Pharma, Inc. (the “Company”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Item 1. Form 10-K for the Fiscal Year Ended December 31, 2016 Business

Our Pipeline, page 5

1.	In future filings, please include a column for each of Phase 2 and Phase 3 in your product pipeline table. Alternatively, explain the basis for your belief that you can conduct Phase 2/3 trials for each of your products. To the extent that you have had discussions with the FDA about your Phase 2/3 trials, please tell us about these discussions.

The Company acknowledges the Staff’s comment and respectfully submits that the Company believes that each of the Company’s chimeric antigen receptor and T cell receptor products included in its product pipeline table in the Form 10-K are eligible to conduct registrational Phase 2 clinical trials which, if the primary endpoints of such clinical trials are met, will form the basis for

2225 Colorado Avenue | Santa Monica, CA 90404 | Phone 310.824.9999 | Fax 310.824.9994 | www.kitepharma.com

applying for marketing approval by the U.S. Food and Drug Administration (the “FDA”). This belief is based upon discussions with the FDA regarding these matters indicating that positive data from such Phase 2 trials could be sufficient to support marketing approval. This is further evidenced by the Company’s disclosure in the Form 10-K regarding the timeline for commercial launch of KTE-C19, if approved. In order to clarify the Company’s product pipeline table in future filings, the Company proposes to revise the reference to “Phase 2/3” to “Registrational Phase 2”.

Items 2 and 3. Form 10-K for the Fiscal Year Ended December 31, 2016 Business

Recent Developments, page 6

2.	In future filings expand your disclosure to provide a more detailed explanation of your primary endpoints. For example, what constitutes an observable response rate and a complete response rate? What factors determine whether there has been an observable response rate or complete response rate. Additionally, explain the meaning of the p value.

The Company acknowledges the Staff’s comment and respectfully submits that, as requested by the Staff, when discussing its clinical trials, the Company will expand its disclosure in future filings to provide a more detailed explanation of the primary endpoints for such clinical trials, including what constitutes, and what factors determine whether there has been, an objective response and a complete response, and an explanation of the meaning of the p value.

3.	In future filings, disclose all material adverse events, as opposed to the most common.

The Company acknowledges the Staff’s comment and respectfully submits that, as requested by the Staff, when discussing its clinical trials, the Company will expand its disclosure in future filings to disclose all material adverse events.

Items 4 and 5. Form 10-K for the Fiscal Year Ended December 31, 2016 Business

Our Licenses and Collaborations, page 18

4.	In future filings, please expand the discussion of your strategic research collaboration agreement with GE Global Research and file the agreement as an exhibit or tell us the basis for your conclusion that additional disclosure is not required.

The Company acknowledges the Staff’s comment and respectfully submits that the Company does not believe that additional disclosure regarding the GE Global Research agreement (the “GE Agreement”), or filing the GE Agreement with the SEC, is required or necessary at this time, as the GE Agreement was not at the time of signing, and is not currently, material to the Company in amount or significance under the criteria established under Item 1.01 of Form 8-K or under Item 601 of Regulation S-K promulgated under the Securities Act of 1933, as amended. Both at the time of its execution in November 2015 and currently, the Company’s expenditures under the GE Agreement represented, and represent, an immaterial portion of the Company’s assets – far less than 10%. In addition, the efforts with respect to development of an automated manufacturing system for engineered T cell therapy are in the early development stages and are not at a point where such new technologies could have a significant effect on the Company’s manufacturing processes. The Company respectfully submits that it will continue to monitor both expenditures and the stage of development of manufacturing technologies (and the implementation of any such technologies by the Company) under the GE Agreement, and will expand its disclosure regarding the GE Agreement and file the GE Agreement with the SEC in any future filings covering the period during which such expenditures and/or technologies become material to the Company.

5.	In future filings, please revise the description of your agreements with Fosun Pharma and Daiichi Sankyo to include termination provisions and the royalty term, respectively. Additionally, revise the description of the Daiichi Sankyo agreement to provide the royalty percentage or a reasonable range.

The Company acknowledges the Staff’s comment and respectfully submits that, as requested by the Staff, when discussing its agreement with Fosun Pharma, it will include a description of the termination provisions, and when discussing its agreement with Daiichi Sankyo, it will include a description of the royalty term and provide a reasonable range for the royalty thereunder.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (424) 532-5196.

Sincerely,

Kite Pharma, Inc.

/s/ Paul L. Jenkinson

Paul L. Jenkinson
Chief Financial Officer

cc:    Arie Belldegrun, M.D., President, Chief Executive Officer and Chairman of the Board

         Charles J. Bair, Cooley LLP